As Filed Pursuant to Rule 424(b)(5)

Registration No. 333-266738

PROSPECTUS SUPPLEMENT

(To Prospectus and Prospectus Supplement dated August 19, 2022 and Prospectus Supplement dated March 20, 2025)

Up to $31,293,843.89

IMMUNEERING CORPORATION

Class A Common Stock

This prospectus supplement (this “Current Prospectus Supplement”) supplements the prospectus dated August 19, 2022 (the “Base Prospectus”), the prospectus supplement dated August 19, 2022 (the “Initial Prospectus Supplement”) and the prospectus supplement dated March 20, 2025 (the “Second Prospectus Supplement”, and the Base Prospectus, together with the Initial Prospectus Supplement and Second Prospectus Supplement, the “ATM Prospectus”), relating to the offer and sale of shares of our Class A common stock from time to time pursuant to the terms of the Equity Distribution Agreement, dated August 10, 2022 (the “Agreement”), with Piper Sandler & Co. as sales agent. This Current Prospectus Supplement should be read in conjunction with the ATM Prospectus. This Current Prospectus Supplement is qualified by reference to the ATM Prospectus, except to the extent that the information presented herein supersedes the information contained in the ATM Prospectus. This Current Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

As of the date hereof, the aggregate market value of our outstanding Class A common stock held by non-affiliates, calculated in accordance with General Instruction I.B.6 of Form S-3 under the Securities Act of 1933, as amended (our “public float”), was approximately $83.1 million, based on 30,016,759 outstanding shares of Class A common stock held by non-affiliates as of June 18, 2025, at a price of $2.77 per share as of June 18, 2025, which was the highest closing sale price of our Class A common stock on The Nasdaq Global Market within 60 days of the filing date of this Current Prospectus Supplement.

We are filing this Current Prospectus Supplement to amend the ATM Prospectus to update our public float and indicate that, since our public float is above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.6 of Form S-3 with respect to the registration statement of which the ATM Prospectus, as amended hereby, forms a part. If we become subject to the limitations of such General Instruction I.B.6 in the future, we will file another supplement to the ATM Prospectus.

Since our entry into the Agreement, we have offered and sold 6,155,556 shares of Class A common stock for gross proceeds of $18,706,156.11 pursuant to the Agreement. Accordingly, because we are no longer subject to the sales limitations of such General Instruction I.B.6, we may offer and sell up to an additional $31,293,843.89 of shares of Class A common stock pursuant to the Agreement.

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “IMRX”. On June 20, 2025, the last reported sale price of our Class A common stock on The Nasdaq Global Market was $2.56 per share.

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-6 of the ATM Prospectus and in the documents incorporated by reference in the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Piper Sandler

The date of this prospectus supplement is June 23, 2025.